UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

QSound Labs, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74728C307

(CUSIP Number)

Fred Kayne

c/o Fortune Financial

1800 Avenue of the Stars, Suite 310

Los Angeles, California 90067

(310) 551-0322

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74728C307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fred Kayne

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 311,500

	8.	Shared Voting Power 353,846

	9.	Sole Dispositive Power 311,500

	10.	Shared Dispositive Power 353,846

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 665,346

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock (collectively, the “Shares”) of QSound Labs, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at #400, 3115 – 12th Street N.E., Calgary, Alberta, T2E 7J2, Canada.

Item 2.	Identity and Background
(a) This statement is filed by Fred Kayne.
(b) The business address of Fred Kayne is:
c/o Fortune Financial 1800 Avenue of the Stars, Suite 310 Los Angeles, California 90067
(c) Fred Kayne is a private investor and sole director and president of FF Industries, Inc. and Fortune Twenty-Fifth, Inc.
(d) Fred Kayne has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)               Fred Kayne has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f) Fred Kayne is a citizen of the USA.
Item 3.	Source and Amount of Funds or Other Consideration

Fred Kayne used personal funds to purchase all Shares held by him personally.  All shares beneficially owned by him through the Fred and Lenore Kayne Family Trust U/A/D 03/29/2004 (the “Trust”) were acquired using trust funds.  All shares beneficially owned by him through FF Industries, Inc. and Fortune Twenty-Fifth, Inc. were acquired using working capital.

Item 4.	Purpose of Transaction
The purpose of Fred Kayne’s acquisition of all the Shares was for investment purposes.

Other than as described above, Fred Kayne does not have any current plans, and has not entered into any contracts, arrangements, understandings or relationships, which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, Fred Kayne retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer

(a)        Fred Kayne beneficially owns or has the right to acquire 665,346 Shares (7.5% of the outstanding Shares), including 38,500 Shares held directly (0.4% of the outstanding Shares), 353,846 Shares (4.0% of the outstanding Shares) held by the Trust, 30,000 Shares (0.3% of the outstanding Shares) held by Fortune Twenty-Fifth, Inc., a Nevada corporation, and 243,000 Shares (2.7% of the outstanding Shares) held by FF Industries, Inc., a Nevada corporation.

(b)        Fred Kayne has sole power to vote and to dispose of 311,500 Shares and shares the power to vote and dispose of the 353,846 Shares held by the Trust with his wife, Lenore Kayne, co-trustee of the Trust.

(c)        On March 27, 2006, the Issuer issued a Convertible Promissory Note to the Trust in the principal amount of $500,000, for a purchase price of par.  The debenture is convertible into Common Stock of the Issuer at $3.25 a share (i.e., 153,846 Shares).

(d)        Not Applicable.

(e)        Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 27, 2006, the Issuer issued a Convertible Promissory Note to the Trust in the principal amount of $500,000, for a purchase price of par.  The debenture is convertible into Common Stock of the Issuer at $3.25 a share (i.e., 153,846 Shares).

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Convertible Promissory Note dated March 27, 2006 by and between the Issuer and the Trust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2006
Date
/s/ Fred Kayne
Signature
Fred Kayne
Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)